United States securities and exchange commission logo





                             February 13, 2024

       Taylor Zhang
       Chief Financial Officer
       TenX Keane Acquisition
       420 Lexington Ave Suite 2446
       New York, NY 10170

                                                        Re: TenX Keane
Acquisition
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed January 30,
2024
                                                            File No. 333-275506

       Dear Taylor Zhang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Question and Answers
       Q: What equity stake will current TenX Shareholders and SpinCo stockholders hold..., page 16

   1. Your response to prior comment 2 indicates that there is revised disclosure in response to the comment but we do
not see such disclosure in your filing. Therefore, we reissue the comment. Please revise
to disclose all possible sources and extent of dilution that shareholders who elect
not to redeem their shares may experience in connection with the
                                                        Business Combination.
Provide disclosure of the impact of each significant source of dilution, including the
amount of equity held by founders and convertible securities retained by redeeming
shareholders at each of the redemption levels detailed in your sensitivity analysis,
including any needed assumptions.
 Taylor Zhang
FirstName LastNameTaylor  Zhang
TenX Keane  Acquisition
Comapany13,
February  NameTenX
            2024      Keane Acquisition
February
Page 2 13, 2024 Page 2
FirstName LastName
Summary of the Proxy Statement/Prospectus
Transaction Steps, page 32

2. In the organizational chart showing the parties to the transaction after the anticipated
         Domestication and Business Combination, please indicate the ownership of New Citius
         Oncology by Citius Pharmaceuticals, Inc. after the Business
Combination.
Related Agreements
Amended & Restated Shared Services Agreement, page 36

3. We note your response to prior comment 6. Please also disclose the total quarterly fee within the registration statement.
Risk Factors and Risk Factor Summary, page 59

4. If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the
         Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Summary of the Ancillary Agreements
Sponsor Support Agreement, page 131

5. We note your response to our prior comment 13 that the Sponsor received no consideration in connection with its agreement to waive its redemption rights. Please also include this disclosure within the registration statement.
Background of the Business Combination, page 132

6. You state that the business combination partners were refined to exclude potential partners who did not meet all or most of the key criteria or who TenX's management believed were not likely to consider the business combination. Please describe how TenX's management determined that a company was not likely to consider a business combination with TenX.
7. We note your response to our prior comment 15, specifically, that the initial target exploration focused on those companies that could satisfy some or all of the key criteria identified. Please also discuss how you chose the seven companies to have detailed discussions with, for example, discuss whether they met all or most of the criteria, how you narrowed down those seven companies to the five you signed non-disclosure agreements with, and how you further chose to narrow down the five companies to the
 Taylor Zhang
TenX Keane Acquisition
February 13, 2024
Page 3
         two you entered into non-binding agreements with.
8. We note your response to our prior comment 18 that from the time TenX was made aware of SpinCo through Maxim on April 25, 2023, until the time that a letter of intent was signed in May 2023, the Company was not in discussions with any other companies.
         Please also include this disclosure within the filing.
9. We note your response to our prior comment 19. Please disclose the aggregate equity value of SpinCo and the cap on third-party fees of TenX proposed by Citius Pharma and by Mr. Zhang.
Opinion of Revere Securities
Fees and Expenses, page 142

10. We note your response to our prior comment 25 that Revere Securities will receive a fee of $50,000 upon completion of the Business Combination. Please also disclose such fee within the registration statement.
The TenX Board's Discussion of Valuation and Reasons for the Approval..., page
142

11. We note from the disclosure added in response to prior comment 27 that SpinCo agreed to transfer the patent rights immediately after it is commercially able to do so. Please file the agreement related to this arrangement as an exhibit. We also note the disclosure on page
         204 that Citius Pharma assigned the asset purchase agreement with Dr. Reddy, and the license agreement with Eisai, to SpinCo on April 1, 2022. Please file the related assignment agreement as an exhibit. Please also describe the material terms of these agreements in an appropriate location.
Lymphir
Phase 3 Trial (E7777-G000-302) Design, page 193

12. We note your response to our prior comment 30. Please clearly state whether your primary and secondary endpoints were met for the lead-in phase and the main phase of the clinical trial.
13. Please revise your disclosure to include the substance of your response to prior comment
         29.
Phase 3 Trial Efficacy & Safety Results, page 194

14. We note your disclosure describing the different five grades of adverse events. We also
FirstName LastNameTaylor Zhang
       note your chart on page 195, specifically that you include two columns, one for all grades
Comapany   NameTenX
       and another      Keane3Acquisition
                   for grades   or 4. Please clarify if LYMPHIR experienced
grade 5 adverse
       events.
February 13, 2024 Page 3
FirstName LastName
 Taylor Zhang
FirstName LastNameTaylor  Zhang
TenX Keane  Acquisition
Comapany13,
February  NameTenX
            2024      Keane Acquisition
February
Page 4 13, 2024 Page 4
FirstName LastName
TenX Keane Acquisition
Financial Statements for the Year Ended December 31, 2022 and 2021, page F-3

15. Under the shareholders' equity (deficit) section, include the as of date that corresponds to the periods presented on the balance sheet for the authorized, issued and outstanding shares, respectively. Apply this same comment to the equity section of each balance sheet presented in the filing.
Citius Oncology, Inc.
Financial Statements for the Years Ended September 30, 2023 and 2022
Note 3 - Summary of Significant Accounting Policies
In-process Research and Development, page F-37

16. In your response to prior comment 44, you indicate that the license for E777 acquired from Dr. Reddy's has alternative future use as it is currently advancing in a late-stage trial of oncology immunotherapy for the treatment of CTCL and it also grants you the ability to develop additional indications in Peripheral T-Cell Lymphoma (PTCL) as well as
         Immuno-Oncology (I/O). Please provide us with a comprehensive analysis considering the guidance in paragraphs 3.13 - 3.27 of the AICPA Audit & Accounting Guide, Assets
         Acquired to Be Used in Research and Development Activities to support your determination that the acquired IPR&D had alternative future use on the date which it was acquired. Specifically address whether at the date the IPR&D was acquired you reasonably expected that you would use it in the alternative manner, whether you anticipated economic benefit from such alternative use, and whether use of the IPR&D in the alternative manner was contingent on further development.
       Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Tammara Fort, Esq.